_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of  23 October 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	23 October 2003
Number	31/03

BHP BILLITON PRODUCTION REPORT
FOR THE QUARTER ENDED 30 SEPTEMBER 2003

BHP Billiton today released its production report for the quarter ended 30 September 2003.
  Record quarterly Western Australian Iron Ore production of 22.0 million tonnes and record quarterly despatches of 21.5 million tonnes (100 per cent basis).

  Record quarterly Aluminium production resulting from early commissioning of the Mozal 2 expansion in Mozambique.

  Copper production lower than June 2003 quarter due to processing of higher grade ore during the June 2003 quarter at Escondida (Chile) and a lower quantity of ore milled at Antamina (Peru).

  Escondida to return to its normal mine plan and production profile commencing January 2004.

  Richards Bay Minerals (South Africa) sales volumes materially lower than the June 2003 quarter due to significantly weaker market conditions.

  Total Petroleum Products - Total production for the September 2003 quarter was 32 million barrels of oil equivalent, six per cent higher than the June 2003 quarter and three per cent lower than the September 2002 quarter.
    Oil and Condensate - Production for the September 2003 quarter was 15.5 million barrels, 16 per cent lower than the 18.6 million barrels produced in the September 2002 quarter, mainly due to natural field decline in Laminaria (Australia), Bass Strait and Griffin (Australia). This was partly offset by increased production at Liverpool Bay (UK) and the Bruce and Keith fields (UK) due to scheduled maintenance shutdowns in the September 2002 quarter. Production was in line with the 15.6 million barrels produced in the June 2003 quarter, reflecting natural field decline across the portfolio which was largely offset by increased condensate production from Bass Strait (Australia) as a result of increased gas demand.
    Natural Gas - Production for the September 2003 quarter was 85.2 billion cubic feet, 19 per cent higher than the 71.9 billion cubic feet produced in the September 2002 quarter due to the commissioning of Zamzama Phase 1, along with increased production at Liverpool Bay and the Bruce and Keith fields due to scheduled maintenance shutdowns in the September 2002 quarter. Production for the quarter was 17 per cent higher than the 72.9 billion cubic feet produced in the June 2003 quarter. This was due to seasonally driven increased demand for Bass Strait natural gas plus increased production from Zamzama (Pakistan) following the successful commissioning of the Phase 1 project. This was partly offset by seasonally lower demand of Liverpool Bay gas.
  Alumina - Production for the September 2003 quarter was 1.1 million tonnes, in line with both the September 2002 and June 2003 quarters. Higher production at Alumar (Brazil) following scheduled maintenance during the June 2003 quarter, was offset by lower production at Worsley (Australia), where stockpiled hydrate was processed in the June 2003 quarter.
  Aluminium - Production for the September 2003 quarter was a record 282,000 tonnes, compared with 268,000 tonnes in the September 2002 quarter and 273,000 tonnes in the June 2003 quarter. The increase mainly reflects the ramp up of production from the Mozal 2 (Mozambique) expansion, which reached full commissioning in August 2003, seven months ahead of schedule. This was partly offset by lower production at Alumar (Brazil) following an electrical outage in July 2003.
  Copper - Production for the September 2003 quarter was 214,500 tonnes, 16 per cent higher than in the September 2002 quarter, reflecting additional production from the Escondida (Chile) Phase IV expansion, which commenced commercial production in October 2002. This was partly offset by processing a lower quantity of material at Antamina (Peru) while access to ore is restricted to the flanks of the deposit. This situation is likely to continue for the next six to nine months. Production was six per cent lower than the June 2003 quarter, mainly a result of higher head grades at Escondida during the June 2003 quarter.
  Silver - Silver sales volumes of 6.7 million ounces from Cannington (Australia) during the quarter, was 28 and 20 per cent lower than the September 2002 and June 2003 quarters respectively. This primarily reflects timing of lead concentrate shipments containing payable silver.
  Iron Ore - Record quarterly Western Australian production of 22.0 million tonnes (100 per cent basis) was 14 per cent higher than the September 2002 quarter and eight per cent higher than the June 2003 quarter, a reflection of ongoing strong customer demand in all Asian markets, particularly China. A new quarterly despatch record of 21.5 million tonnes (100% basis) was also set in Western Australia during the September 2003 quarter. Total iron ore production for the September 2003 quarter was 20.9 million tonnes (BHP Billiton share), 12 and eight per cent higher than the September 2002 and June 2003 quarters, respectively.
  Metallurgical Coal - Production for the September 2003 quarter of 9.1 million tonnes was five per cent higher than the September 2002 quarter due to increased customer demand from Queensland Coal (Australia), and adverse roof conditions at Crinum mine (Australia) in the September 2002 quarter. This was partly offset by lower production at Illawarra Coal (Australia) following the closure of Tower Colliery in December 2002. Production was in line with the June 2003 quarter.
  Manganese alloys - Production for the September 2003 quarter of 147,000 tonnes was 16 per cent lower than the September 2002 quarter and 25 per cent lower than the June 2003 quarter. This was due to an electrical fault at the Metalloys facility in South Africa in August 2003, which resulted in operations being suspended for a period of 48 days.
  Ekati(TM) Diamonds - Production of 1.55 million carats was 63 per cent higher than the September 2002 quarter, which reflects the processing of a pocket of high grade but lower quality material from the Koala pit, along with sustained benefits from the processing plant de-bottlenecking program. Production was also 19 per cent higher than the June 2003 quarter for the same reasons.
  Titanium Minerals - Sales volumes at Richards Bay Minerals were materially lower than both the September 2002 and June 2003 quarters due to significantly weaker market conditions. (Note: Due to confidentiality agreements with joint venture partners, production figures for Richards Bay Minerals are not contained in this report.)
  Energy Coal - Production for the September 2003 quarter was 21.2 million tonnes, compared with 19.3 million tonnes in the September 2002 quarter. The increase mainly reflects higher production at Mount Arthur North (Australia) where deliveries to both the export and domestic thermal coal markets are in accordance with the ramp up plan, higher production at Cerrejon Coal (Colombia) largely reflecting stronger demand from the European market and maintenance on two draglines at New Mexico Coal in the September 2002 quarter. Export sales from Ingwe decreased by five per cent, to 38 per cent of total sales volumes during the September quarter. This reflects lower export tonnage availability from Koornfontein following a fatal accident at that mine and subsequent safety interventions during the September 2003 quarter, and shipment timing.
  Nickel - Production for the quarter of 20,600 tonnes was eight per cent higher than the September 2002 quarter mainly reflecting scheduled maintenance activities in the September 2002 quarter, along with benefits in the current quarter of processing enhancements arising from operating excellence initiatives at both Cerro Matoso (Colombia) and Yabulu (Australia). Production was in line with the June 2003 quarter, although sales were 18 per cent lower as a result of timing of shipments.
  Ferrochrome - Production of 227,000 tonnes for the quarter was five per cent lower than the September 2002 quarter and 12 per cent lower than the June 2003 quarter. This reduction is mainly due to scheduled maintenance shut downs in the current quarter, coinciding with the high winter electricity tariff period in South Africa.

****

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP BILLITON PRODUCTION SUMMARY
		QUARTER ENDED			QUARTER ENDED		% CHANGE
							SEP Q03	SEP Q03
		SEPT	JUNE	SEPT	SEPT	SEPT	vs	vs
		2002	2003	2003	2003	2002	SEP Q02	JUN Q03

PETROLEUM
Crude oil & condensate	('000 bbl)	18,550	15,635	15,512	15,512	18,550	-16%	-1%
Natural gas	(bcf)	71.86	72.91	85.19	85.19	71.86	19%	17%
LPG	('000 tonnes)	208.96	205.57	199.33	199.33	208.96	-5%	-3%
Ethane	('000 tonnes)	27.67	24.97	27.32	27.32	27.67	-1%	9%
Total Petroleum Products	(million boe)	33	30	32	32	33	-3%	6%

ALUMINIUM
Alumina	('000 tonnes)	1,031	1,060	1,053	1,053	1,031	2%	-1%
Aluminium	('000 tonnes)	268	273	282	282	268	5%	3%

BASE METALS
Copper	('000 tonnes)	184.5	229.2	214.5	214.5	184.5	16%	-6%
Lead	(tonnes)	63,243	59,389	59,364	59,364	63,243	-6%	0%
Zinc	(tonnes)	48,542	54,396	49,094	49,094	48,542	1%	-10%
Gold	(ounces)	55,153	25,752	29,170	29,170	55,153	-47%	13%
Silver	('000 ounces)	11,260	9,643	10,596	10,596	11,260	-6%	10%
Molybdenum	(tonnes)	314	301	325	325	314	4%	8%

CARBON STEEL MATERIALS
Iron ore	('000 tonnes)	18,628	19,420	20,922	20,922	18,628	12%	8%
Metallurgical coal	('000 tonnes)	8,650	9,026	9,099	9,099	8,650	5%	1%
Manganese ores	('000 tonnes)	1,095	1,058	1,153	1,153	1,095	5%	9%
Manganese alloys	('000 tonnes)	175	195	147	147	175	-16%	-25%
Hot briquetted iron	('000 tonnes)	333	458	496	496	333	49%	8%

DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	('000 carats)	954	1,300	1,552	1,552	954	63%	19%

ENERGY COAL
Energy coal	('000 tonnes)	19,329	21,991	21,156	21,156	19,329	9%	-4%

STAINLESS STEEL MATERIALS
Nickel	('000 tonnes)	19.1	21.0	20.6	20.6	19.1	8%	-2%
Ferrochrome	('000 tonnes)	238	259	227	227	238	-5%	-12%

Throughout this report fgures in italics indicate adjustments made since the figure was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION
		QUARTER ENDED					QUARTER ENDED
	BHP Billiton	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	Interest	2002	2002	2003	2003	2003	2003	2002

PETROLEUM
Production
Crude oil & condensate	(000 bbl)	18,550	16,398	15,310	15,635	15,512	15,512	18,550
Natural gas	(bcf)	71.86	69.41	66.99	72.91	85.19	85.19	71.86
LPG	('000 tonnes)	208.96	167.97	160.62	205.57	199.33	199.33	208.96
Ethane	('000 tonnes)	27.67	19.91	22.35	24.97	27.32	27.32	27.67
Total Petroleum Products	(million boe)	33	30	28	30	32	32	33

ALUMINIUM
ALUMINA
Production ('000 tonnes)
Worsley	86%	698	662	658	724	699	699	698
Suriname	45%	221	213	222	223	227	227	221
Alumar	36%	112	123	123	113	127	127	112
Total		1,031	998	1,003	1,060	1,053	1,053	1,031

ALUMINIUM
Production ('000 tonnes)
Hillside	100%	135	134	133	132	135	135	135
Bayside	100%	46	45	48	46	47	47	46
Alumar	46.3%	44	44	45	45	31	31	44
Valesul	45.5%	11	11	10	11	11	11	11
Mozal	47%	32	32	31	39	58	58	32
Total		268	266	267	273	282	282	268

BASE METALS (a)
COPPER
Payable metal in concentrate ('000 tonnes)
Escondida (b)	57.5%	68.4	105.6	118.5	126.6	115.9	115.9	68.4
Tintaya (b)	100%	-	-	-	-	-	-	-
Antamina	33.8%	25.7	26.4	23.6	21.2	16.9	16.9	25.7
Alumbrera (c)	25%	11.1	13.4	9.9	-	-	-	11.1
Highland Valley Copper	33.6%	14.9	14.3	13.2	13.8	14.1	14.1	14.9
Selbaie	100%	2.8	2.1	1.7	1.8	1.6	1.6	2.8
Total		122.9	161.8	166.9	163.4	148.5	148.5	122.9

Cathode ('000 tonnes)
Escondida	57.5%	17.9	19.1	20.4	21.1	21.4	21.4	17.9
Cerro Colorado	100%	32.5	33.1	32.5	33.0	33.1	33.1	32.5
Tintaya (b)	100%	8.4	8.9	9.0	9.1	9.0	9.0	8.4
Pinto Valley	100%	2.8	2.7	2.5	2.6	2.5	2.5	2.8
Total		61.6	63.8	64.4	65.8	66.0	66.0	61.6

LEAD
Payable metal in concentrate (tonnes)
Cannington	100%	61,676	57,651	58,711	59,389	59,364	59,364	61,676
Pering (d)	100%	1,567	694	354	-	-	-	1,567
Total		63,243	58,345	59,065	59,389	59,364	59,364	63,243

Refer footnotes on page 4.

BASE METALS (continued)
ZINC
Payable metal in concentate (tonnes)
Cannington	100%	15,182	14,721	15,480	18,479	14,850	14,850	15,182
Antamina	33.8%	18,189	15,424	20,519	28,553	27,933	27,933	18,189
Selbaie	100%	9,840	6,540	6,421	7,364	6,311	6,311	9,840
Pering (d)	100%	5,331	7,430	4,335	-	-	-	5,331
Total		48,542	44,115	46,755	54,396	49,094	49,094	48,542

GOLD
Payable metal in concentrate (ounces)
Escondida (b)	57.5%	10,074	15,936	17,458	20,664	25,016	25,016	10,074
Tintaya (b)	100%	-	-	-	-	-	-	-
Alumbrera (c)	25%	39,279	46,940	35,084	-	-	-	39,279
Selbaie	100%	4,486	5,069	4,146	4,081	3,129	3,129	4,486
Highland Valley Copper	33.6%	1,314	1,230	1,114	1,007	1,025	1,025	1,314
Total		55,153	69,175	57,802	25,752	29,170	29,170	55,153

SILVER
Payable metal in concentrate ('000 ounces)
Cannington	100%	9,612	8,326	8,773	8,161	9,177	9,177	9,612
Escondida	57.5%	304	387	471	538	561	561	304
Antamina	33.8%	536	557	617	517	435	435	536
Alumbrera (c)	25.0%	53	72	75	-	-	-	53
Highland Valley Copper	33.6%	162	159	140	143	160	160	162
Selbaie	100%	593	369	279	284	263	263	593
Total		11,260	9,870	10,355	9,643	10,596	10,596	11,260

MOLYBDENUM
Payable metal in concentrate (tonnes)
Antamina	33.8%	94	115	113	21	25	25	94
Highland Valley Copper	33.6%	220	250	260	280	300	300	220
Total		314	365	373	301	325	325	314

CARBON STEEL MATERIALS
IRON ORE
Production ('000 tonnes)
Mt Newman Joint Venture	85%	5,486	5,287	4,964	6,221	6,639	6,639	5,486
Goldsworthy Joint Venture (e)	85%	1,891	1,808	1,497	1,497	1,633	1,633	1,891
Area C Joint Venture (f)	85%	-	-	-	19	341	341	-
Yandi Joint Venture	85%	7,796	8,187	7,452	8,353	8,679	8,679	7,796
Jimblebar	100%	1,433	1,186	1,371	1,428	1,622	1,622	1,433
Samarco	50%	2,022	1,979	1,953	1,902	2,008	2,008	2,022
Total		18,628	18,447	17,237	19,420	20,922	20,922	18,628

METALLURGICAL COAL (g)
Production ('000 tonnes)
BMA	50%	4,652	5,032	5,838	5,769	5,591	5,591	4,652
BHP Mitsui Coal (h)	80%	1,863	1,472	1,200	2,033	1,926	1,926	1,863
Illawarra	100%	2,135	1,886	1,518	1,224	1,582	1,582	2,135
Total		8,650	8,390	8,556	9,026	9,099	9,099	8,650

Refer footnotes on page 4.
CARBON STEEL MATERIALS (cont'd)
MANGANESE ORES
Saleable production ('000 tonnes)
South Africa (i)	60%	581	560	534	574	600	600	581
Australia (i)	60%	514	499	356	484	553	553	514
Total		1,095	1,059	890	1,058	1,153	1,153	1,095

MANGANESE ALLOYS
Saleable production ('000 tonnes)
South Africa (i)	60%	124	125	117	137	93	93	124
Australia (i)	60%	51	65	60	58	54	54	51
Total		175	190	177	195	147	147	175

HOT BRIQUETTED IRON
Production ('000 tonnes)
Boodarie™ Iron	100%	333	414	465	458	496	496	333

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production ('000 carats)
Ekati™	80%	954	1,071	1,015	1,300	1,552	1,552	954

ENERGY COAL
Production ('000 tonnes)
South Africa	100%	13,838	13,333	13,256	13,812	13,782	13,782	13,838
USA	100%	2,800	4,339	3,147	3,877	3,582	3,582	2,800
Australia	100%	1,244	1,234	1,922	2,041	1,756	1,756	1,244
Indonesia (j)	80%	216	29	28	-	-	-	216
Colombia	33%	1,231	1,713	1,382	2,261	2,036	2,036	1,231
Total		19,329	20,648	19,735	21,991	21,156	21,156	19,329

STAINLESS STEEL MATERIALS
NICKEL
Production ('000 tonnes)
CMSA	99.8%	11.7	11.9	11.1	12.2	12.4	12.4	11.7
Yabulu	100%	7.4	7.5	7.5	8.8	8.2	8.2	7.4
Total		19.1	19.4	18.6	21.0	20.6	20.6	19.1

FERROCHROME
Saleable production ('000 tonnes)
South Africa (i)	60%	238	230	263	259	227	227	238

(a) Metal production is reported on the basis of payable metal.
(b) Sulphide production at Escondida and Tintaya was temporarily reduced in November 2001 and January 2002 respectively due to weak market conditions. Sulphide mining operations recommenced at Tintaya during August 2003.
The Escondida Phase IV expansion was commissioned in October 2002.
Commercial production of copper cathode commenced at Tintaya in June 2002.
(c) BHP Billiton announced the sale of its interest in Alumbrera in March 2003. The sale transaction reached closure in June 2003.
(d) Production ceased, ahead of mine closure, in February 2003.
(e) Includes bulk sample production from Area C prior to May 2003.
(f) Production commenced in May 2003.
(g) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h) Shown on 100% basis before 20% outside equity interest.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(j) Production shown on 86.5% basis after allowing for Indonesian state owned corporation's 13.5% share of production.
Mining operations at Petangis ceased in October 2002.

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2002	2002	2003	2003	2003	2003	2002
PETROLEUM
BHP Billiton attributable production unless otherwise stated.

CRUDE OIL & CONDENSATE ('000 barrels)
Bass Strait	6,799	5,799	5,391	5,643	5,872	5,872	6,799
North West Shelf - condensate	1,602	1,510	1,566	1,560	1,491	1,491	1,602
North West Shelf - Wanaea/Cossack	1,876	1,655	1,679	1,606	1,604	1,604	1,876
Laminaria	2,914	1,869	1,419	1,161	1,151	1,151	2,914
Griffin	1,281	1,089	831	708	742	742	1,281
Pakistan	18	17	16	14	53	53	18
Typhoon/Boris (a)	1,233	654	852	1,430	1,214	1,214	1,233
Americas	718	652	816	715	608	608	718
Liverpool Bay	1,838	2,463	2,174	2,344	2,324	2,324	1,838
Bruce/Keith	271	690	566	454	453	453	271
Total	18,550	16,398	15,310	15,635	15,512	15,512	18,550

NATURAL GAS (billion cubic feet)
Bass Strait	33.07	21.07	17.51	25.37	33.04	33.04	33.07
North West Shelf - Domestic	3.62	3.82	3.81	4.07	3.99	3.99	3.62
North West Shelf - LNG	16.55	14.93	15.11	15.41	16.74	16.74	16.55
Griffin	0.95	1.03	0.81	0.81	0.96	0.96	0.95
Pakistan	2.83	2.76	2.57	2.33	7.86	7.86	2.83
Typhoon/Boris (a)	1.38	0.71	2.03	2.03	1.58	1.58	1.38
Americas	3.91	3.80	3.34	3.42	3.25	3.25	3.91
Bruce	4.59	10.55	10.04	8.17	8.77	8.77	4.59
Keith	0.07	0.15	0.15	0.14	0.11	0.11	0.07
Liverpool Bay	4.89	10.59	11.62	11.16	8.89	8.89	4.89
Total	71.86	69.41	66.99	72.91	85.19	85.19	71.86

LPG ('000 tonnes)
Bass Strait	149.66	115.23	111.74	135.18	150.19	150.19	149.66
North West Shelf	36.32	31.04	32.67	32.39	34.21	34.21	36.32
Bruce	22.45	20.47	15.10	37.24	14.12	14.12	22.45
Keith	0.53	1.23	1.11	0.76	0.81	0.81	0.53
Total	208.96	167.97	160.62	205.57	199.33	199.33	208.96

ETHANE ('000 tonnes)	27.67	19.91	22.35	24.97	27.32	27.32	27.67

TOTAL PETROLEUM PRODUCTS	33.1	30.0	28.4	30.3	32.1	32.1	33.1
(million barrels of oil equivalent) (b)

(a) Boris commenced production in February 2003.
(b) Total barrels of oil equivalent (boe) conversions based on the following:
6000 scf of natural gas equals 1 boe
1 tonne of LPG equals 11.6 boe
1 tonne of ethane equals 4.4667 boe

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2002	2002	2003	2003	2003	2003	2002
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

ALUMINA
Production
Worsley, Australia	698	662	658	724	699	699	698
Paranam, Suriname	221	213	222	223	227	227	221
Alumar, Brazil	112	123	123	113	127	127	112
Total	1,031	998	1,003	1,060	1,053	1,053	1,031

Sales
Worsley, Australia	758	606	751	636	697	697	758
Paranam, Suriname	253	201	243	228	221	221	253
Alumar, Brazil	130	125	124	107	120	120	130
Total	1,141	932	1,118	971	1,038	1,038	1,141

ALUMINIUM
Production
Hillside, South Africa	135	134	133	132	135	135	135
Bayside, South Africa	46	45	48	46	47	47	46
Alumar, Brazil	44	44	45	45	31	31	44
Valesul, Brazil	11	11	10	11	11	11	11
Mozal, Mozambique	32	32	31	39	58	58	32
Total	268	266	267	273	282	282	268

Sales
Hillside, South Africa	124	135	133	143	134	134	124
Bayside, South Africa	47	45	48	48	54	54	47
Alumar, Brazil	38	52	38	51	38	38	38
Valesul, Brazil	9	12	9	10	11	11	9
Mozal, Mozambique	27	35	33	41	61	61	27
Total	245	279	261	293	298	298	245

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2002	2002	2003	2003	2003	2003	2002
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

Escondida, Chile (a)
Material mined (100%)	('000 tonnes)	74,671	74,303	73,466	74,665	69,342	69,342	74,671
Sulphide ore milled (100%)	('000 tonnes)	10,142	14,632	16,744	16,416	18,888	18,888	10,142
Average copper grade	(%)	1.45%	1.59%	1.49%	1.62%	1.33%	1.33%	1.45%
Production ex Mill (100%)	('000 tonnes)	125.6	191.8	210.8	230.9	208.2	208.2	125.6

Production
Payable copper	('000 tonnes)	68.4	105.6	118.5	126.6	115.9	115.9	68.4
Payable gold concentrate	(fine ounces)	10,074	15,936	17,458	20,664	25,016	25,016	10,074
Copper cathode (SXEW)	('000 tonnes)	17.9	19.1	20.4	21.1	21.4	21.4	17.9
Payable silver concentrate	('000 ounces)	304	387	471	538	561	561	304

Sales
Payable copper	('000 tonnes)	77.0	104.8	113.5	128.9	116.2	116.2	77.0
Payable gold concentrate	(fine ounces)	11,689	16,709	17,166	20,138	25,335	25,335	11,689
Copper cathode (SXEW)	('000 tonnes)	18.1	19.5	19.3	20.3	18.1	18.1	18.1
Payable silver concentrate	('000 ounces)	269	400	484	584	574	574	269

(a) Includes production from the Escondida Phase IV expansion which commissioned in October 2002.

Tintaya, Peru (a) (b)
Material mined	('000 tonnes)	-	-	-	-	4,151	4,151	-
Ore milled	('000 tonnes)	-	-	-	-	-	-	-
Average copper grade	(%)	-	-	-	-	-	-	-

Production
Payable copper	('000 tonnes)	-	-	-	-	-	-	-
Payable gold concentrate	(fine ounces)	-	-	-	-	-	-	-
Copper cathode (SXEW)	('000 tonnes)	8.4	8.9	9.0	9.1	9.0	9.0	8.4

Sales
Payable copper	('000 tonnes)	-	-	-	-	-	-	-
Payable gold concentrate	(fine ounces)	-	-	-	-	-	-	-
Copper cathode (SXEW)	('000 tonnes)	8.0	8.7	8.7	9.5	8.9	8.9	8.0

(a) Sulphide production at Tintaya was temporarily suspended in January 2002 due to weak market conditions.
Sulphide mining operations recommenced during August 2003.
(b) Commercial production of copper cathode commenced in June 2002.

Cerro Colorado, Chile
Material mined	('000 tonnes)	17,963	15,027	16,564	16,458	20,332	20,332	17,963
Ore milled	('000 tonnes)	3,759	3,942	3,916	4,130	4,346	4,346	3,759
Average copper grade	(%)	0.97%	1.03%	1.00%	0.96%	0.99%	0.99%	0.97%

Production
Copper cathode	('000 tonnes)	32.5	33.1	32.5	33.0	33.1	33.1	32.5

Sales
Copper cathode	('000 tonnes)	27.2	29.1	39.3	31.5	28.9	28.9	27.2

Antamina, Peru
Material mined (100%)	('000 tonnes)	30,235	25,797	25,290	28,353	30,174	30,174	30,235
Ore milled (100%)	('000 tonnes)	6,794	6,395	6,424	6,697	6,018	6,018	6,794
Average head grades
- Copper	(%)	1.33%	1.41%	1.32%	1.09%	1.17%	1.17%	1.33%
- Zinc	(%)	1.28%	1.15%	1.54%	1.97%	2.17%	2.17%	1.28%

Production
Payable copper	('000 tonnes)	25.7	26.4	23.6	21.2	16.9	16.9	25.7
Payable zinc	(tonnes)	18,189	15,424	20,519	28,553	27,933	27,933	18,189
Payable silver	('000 ounces)	536	557	617	517	435	435	536
Payable molybdenum	('000 tonnes)	0.09	0.11	0.11	0.02	0.03	0.03	0.09

Sales
Payable copper	('000 tonnes)	30.6	25.8	22.4	21.2	18.6	18.6	30.6
Payable zinc	(tonnes)	19,184	14,407	15,400	31,034	26,781	26,781	19,184
Payable silver	('000 ounces)	590	530	575	435	420	420	590
Payable molybdenum	('000 tonnes)	0.02	0.17	0.10	0.10	0.01	0.01	0.02

Alumbrera, Argentina (a)
Material mined (100%)	('000 tonnes)	29,356	28,730	26,400	-	-	-	29,356
Ore milled (100%)	('000 tonnes)	8,034	8,703	8,376	-	-	-	8,034
Average head grades
- Copper	(%)	0.62%	0.69%	0.54%	-	-	-	0.62%
- Gold	(g/t)	0.8	0.9	0.7	-	-	-	0.8

Production
Payable copper	('000 tonnes)	11.1	13.4	9.9	-	-	-	11.1
Payable gold	(fine ounces)	35,935	42,594	30,730	-	-	-	35,935
Payable gold - dore	(fine ounces)	3,344	4,346	4,354	-	-	-	3,344
Payable silver	('000 ounces)	53	72	75	-	-	-	53

Sales
Payable copper	('000 tonnes)	10.3	13.3	10.8	-	-	-	10.3
Payable gold	(fine ounces)	33,957	42,381	33,438	-	-	-	33,957
Payable gold - dore	(fine ounces)	3,082	4,409	4,159	-	-	-	3,082
Payable silver	('000 ounces)	53	72	75	-	-	-	53

(a) BHP Billiton announced the sale of its interest in Alumbrera in March 2003.
Participation in the joint venture ceased on 2nd April 2003.
Highland Valley, Canada
Material mined (100%)	('000 tonnes)	20,455	18,682	16,642	18,186	16,892	16,892	20,455
Ore milled (100%)	('000 tonnes)	12,941	12,924	11,602	12,565	12,261	12,261	12,941
Average copper grade	(%)	0.40%	0.39%	0.40%	0.39%	0.40%	0.40%	0.40%

Production
Payable copper	('000 tonnes)	14.9	14.3	13.2	13.8	14.1	14.1	14.9
Payable molybdenum	('000 tonnes)	0.22	0.25	0.26	0.28	0.30	0.30	0.22
Payable silver	('000 ounces)	162	159	140	143	160	160	162
Payable gold concentrate	(fine ounces)	1,314	1,230	1,114	1,007	1,025	1,025	1,314

Sales
Payable copper	('000 tonnes)	14.4	17.5	10.0	10.7	16.7	16.7	14.4
Payable molybdenum	('000 tonnes)	0.19	0.22	0.26	0.23	0.28	0.28	0.19
Payable silver	('000 ounces)	153	189	106	116	177	177	153
Payable gold concentrate	(fine ounces)	1,240	1,644	843	793	1,505	1,505	1,240
Cannington, Australia
Material mined	('000 tonnes)	631	573	601	588	637	637	631
Ore milled	('000 tonnes)	599	564	589	560	589	589	599
Average head grades
- Silver	(g/t)	564	535	550	525	564	564	564
- Lead	(%)	11.7%	11.9%	11.8%	12.1%	11.5%	11.5%	11.7%
- Zinc	(%)	4.3%	4.3%	4.3%	5.3%	4.0%	4.0%	4.3%

Production
Payable silver	('000 ounces)	9,612	8,326	8,773	8,161	9,177	9,177	9,612
Payable lead	(tonnes)	61,676	57,651	58,711	59,389	59,364	59,364	61,676
Payable zinc	(tonnes)	15,182	14,721	15,480	18,479	14,850	14,850	15,182

Sales
Payable silver	('000 ounces)	9,401	9,081	8,956	8,412	6,765	6,765	9,401
Payable lead	(tonnes)	59,856	62,735	57,961	58,742	43,953	43,953	59,856
Payable zinc	(tonnes)	12,077	14,849	18,056	13,288	16,223	16,223	12,077
Selbaie, Canada
Ore milled	('000 tonnes)	1,049	999	919	982	858	858	1,049
Average head grades
- Zinc	(%)	1.37%	1.09%	1.11%	1.18%	1.13%	1.13%	1.37%
- Copper	(%)	0.33%	0.28%	0.25%	0.24%	0.25%	0.25%	0.33%
- Gold	(g/t)	0.23	0.25	0.23	0.23	0.22	0.22	0.23
- Silver	(g/t)	35.10	22.75	22.15	20.62	22.38	22.38	35.10

Production
Payable zinc	(tonnes)	9,840	6,540	6,421	7,364	6,311	6,311	9,840
Payable copper	(tonnes)	2,789	2,111	1,654	1,768	1,606	1,606	2,789
Payable gold concentrate	(ounces)	4,486	5,069	4,146	4,081	3,129	3,129	4,486
Payable silver	('000 ounces)	593	369	279	284	263	263	593

Sales
Payable zinc	(tonnes)	9,861	7,245	6,649	6,812	6,209	6,209	9,861
Payable copper	(tonnes)	2,823	2,107	2,751	1,612	1,918	1,918	2,823
Payable gold concentrate	(ounces)	5,932	3,082	5,508	4,280	4,384	4,384	5,932
Payable silver	('000 ounces)	527	478	444	355	292	292	527
Pering, South Africa (a)
Ore milled	('000 tonnes)	320	288	151	-	-	-	320
Average head grades
- Zinc	(%)	2.21%	3.34%	3.47%	-	-	-	2.21%
- Lead	(%)	0.66%	0.40%	0.33%	-	-	-	0.66%

Production
Payable zinc	(tonnes)	5,331	7,430	4,335	-	-	-	5,331
Payable lead	(tonnes)	1,567	694	354	-	-	-	1,567

Sales
Payable zinc	(tonnes)	3,701	6,179	5,343	4,466	-	-	3,701
Payable lead	(tonnes)	1,367	1,327	995	117	-	-	1,367

(a) Production ceased, ahead of mine closure, in February 2003.
Pinto Valley, USA
Production
Copper cathode (SXEW)	('000 tonnes)	2.8	2.7	2.5	2.6	2.5	2.5	2.8

Sales
Copper cathode (SXEW)	('000 tonnes)	2.7	2.6	2.6	2.6	2.5	2.5	2.7

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2002	2002	2003	2003	2003	2003	2002
CARBON STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	5,486	5,287	4,964	6,221	6,639	6,639	5,486
Goldsworthy Joint Venture (b)	1,891	1,808	1,497	1,497	1,633	1,633	1,891
Area C Joint Venture (c)	-	-	-	19	341	341	-
Yandi Joint Venture	7,796	8,187	7,452	8,353	8,679	8,679	7,796
Jimblebar	1,433	1,186	1,371	1,428	1,622	1,622	1,433
Total (BHP Billiton share)	16,606	16,468	15,284	17,518	18,914	18,914	16,606
Total production (100%)	19,284	19,165	17,739	20,359	21,965	21,965	19,284

Shipments
Lump	4,335	4,290	4,352	4,193	4,898	4,898	4,335
Fines	11,842	13,896	12,144	13,187	13,334	13,334	11,842
Total (BHP Billiton share)	16,177	18,186	16,496	17,380	18,232	18,232	16,177
Total shipments (100%)	19,033	21,396	19,407	20,448	21,450	21,450	19,033

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Includes bulk sample production from Area C prior to May 2003.
(c) Mining commenced in May 2003.

Samarco, Brazil
Production	2,022	1,979	1,953	1,902	2,008	2,008	2,022

Shipments	2,034	2,004	2,049	2,153	2,013	2,013	2,034

METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,633	1,603	1,668	1,937	1,578	1,578	1,633
Goonyella	734	812	1,191	1,075	994	994	734
Peak Downs	789	757	1,009	1,076	1,004	1,004	789
Saraji	427	629	599	666	747	747	427
Norwich Park	573	451	610	527	524	524	573
South Blackwater	-	-	-	-	-	-	-
Gregory Joint Venture	496	780	761	488	744	744	496
BMA total	4,652	5,032	5,838	5,769	5,591	5,591	4,652

BHP Mitsui Coal (b)
Riverside	927	400	300	1,014	969	969	927
South Walker Creek	936	1,072	900	1,019	957	957	936
BHP Mitsui Coal total	1,863	1,472	1,200	2,033	1,926	1,926	1,863
Queensland total	6,515	6,504	7,038	7,802	7,517	7,517	6,515

Shipments
Coking coal	4,165	4,034	4,707	4,395	4,838	4,838	4,165
Weak coking coal	1,739	1,503	1,569	1,525	1,617	1,617	1,739
Thermal coal	1,022	800	852	943	801	801	1,022
Total	6,926	6,337	7,128	6,863	7,256	7,256	6,926

(a) Coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) BHP Mitsui Coal production shown on 100% basis before 20% outside equity interest.

Illawarra, Australia
Production	2,135	1,886	1,518	1,224	1,582	1,582	2,135

Shipments
Coking coal	1,515	1,900	1,611	1,571	1,513	1,513	1,515
Thermal coal	134	95	242	179	91	91	134
Total	1,649	1,995	1,853	1,750	1,604	1,604	1,649

MANGANESE ORES
South Africa
Saleable production (a)	581	560	534	574	600	600	581

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	514	499	356	484	553	553	514

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

MANGANESE ALLOYS
South Africa
Saleable production (a)	124	125	117	137	93	93	124

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

Australia
Saleable production (a)	51	65	60	58	54	54	51

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

HOT BRIQUETTED IRON
Boodarie™ Iron, Australia
Production	333	414	465	458	496	496	333

Shipments	202	464	416	487	435	435	202

PRODUCTION AND SHIPMENT REPORT
		QUARTER ENDED					QUARTER ENDED
		SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
		2002	2002	2003	2003	2003	2003	2002
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.

DIAMONDS
Ekati™, Canada
Ore Processed (100%)	('000 tonnes)	996	1,045	1,087	1,182	1,064	1,064	996

Production	('000 carats)	954	1,071	1,015	1,300	1,552	1,552	954

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2002	2002	2003	2003	2003	2003	2002
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

Ingwe, South Africa
Production	13,838	13,333	13,256	13,812	13,782	13,782	13,838

Sales
Export	5,648	6,609	5,696	6,339	5,274	5,274	5,648
Local utility	7,836	7,263	7,160	7,926	8,215	8,215	7,836
Inland	471	412	340	337	338	338	471
Total	13,955	14,284	13,196	14,602	13,827	13,827	13,955

New Mexico, USA
Production
Navajo Coal	1,602	2,154	1,797	2,497	2,262	2,262	1,602
San Juan Coal (a)	1,198	2,185	1,350	1,380	1,320	1,320	1,198
Total	2,800	4,339	3,147	3,877	3,582	3,582	2,800

Sales - local utility	3,546	3,348	3,316	3,643	3,713	3,713	3,546

(a) Includes production from longwall operations which commenced at San Juan in October 2002.

Hunter Valley, Australia
Production	1,244	1,234	1,922	2,041	1,756	1,756	1,244

Sales
Export	783	881	1,036	1,301	952	952	783
Inland	366	276	704	1,285	873	873	366
Total	1,149	1,157	1,740	2,586	1,825	1,825	1,149

Kalimantan, Indonesia
Production (a)
Petangis (b)	216	29	28	-	-	-	216
Total	216	29	28	-	-	-	216

Sales - export	189	49	56	-	-	-	189

(a) Reported on 86.5% basis after allowing for the Indonesian state-owned corporation's 13.5% share of all production.
(b) Mining operations at Petangis ceased in October 2002.

Cerrejon Coal, Colombia
Production	1,231	1,713	1,382	2,261	2,036	2,036	1,231

Sales - export	1,246	1,851	1,971	2,247	1,966	1,966	1,246

PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					QUARTER ENDED
	SEPT	DEC	MARCH	JUNE	SEPT	SEPT	SEPT
	2002	2002	2003	2003	2003	2003	2002
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

NICKEL
CMSA, Colombia
Production	11.7	11.9	11.1	12.2	12.4	12.4	11.7

Sales	10.5	12.8	10.3	13.5	11.1	11.1	10.5

Yabulu, Australia
Production
Nickel	7.4	7.5	7.5	8.8	8.2	8.2	7.4
Cobalt	0.5	0.5	0.4	0.5	0.4	0.4	0.5

Sales
Nickel	7.1	8.3	8.1	9.5	7.8	7.8	7.1
Cobalt	0.5	0.5	0.5	0.5	0.4	0.4	0.5

FERROCHROME
South Africa
Saleable production (a)	238	230	263	259	227	227	238

(a) Shown on 100% basis, BHP Billiton interest in saleable production is 60%.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

__________________________________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 23 October 2003